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                                                                      Exhibit 99

                                                             Exhibit (a)(5)(xii)


                                 PRESS RELEASE

                   Tender Offer for Carey International, Inc.
                             Common Stock Completed

WASHINGTON, D.C., Sept. 20 /PRNewswire/ -- Carey International, Inc. (Nasdaq:
CARY - news) and Aluwill Acquisition Corp., an entity that is affiliated with Chartwell Investments II and Ford Motor Company, today announced the successful completion of the cash tender offer for all outstanding shares of common stock of Carey International, Inc. The tender offer, which commenced on August 3, 2000, expired at 4:30 p.m. New York City time on Tuesday, September 19, 2000

The offerors have been advised by United States Trust Company of New York, the Depositary for the tender offer, that a total of 9,765,599 shares of Carey International common stock had been validly tendered and not withdrawn (including guaranteed deliveries) prior to the expiration of the offer. The number of shares tendered and not withdrawn represents approximately 99% of the outstanding shares of Carey International. Payment for these shares will be made promptly.

The offerors will complete the acquisition of Carey International on or about September 20, 2000 through a short-form merger in which shares of common stock not tendered will be converted into the right to receive $18.25 per share in cash. A letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders who did not tender their shares in the offer.

Vincent A. Wolfington, Chairman and CEO of Carey International stated, "We believe that this transaction is very positive for Carey International and its stockholders. A cornerstone of Carey International's strategy is relationship marketing, and thus, we welcome the opportunity to solidify our longstanding strategic relationship with Ford Motor Company. We also are eager to partner with Chartwell and look forward to benefiting from their experience in developing growth companies.

Todd Berman, President of Chartwell, commented, "We are excited about our new business relationship with Carey International's management team and Ford's participation as a minority shareholder. Carey International is a unique franchise - the undisputed leader in chauffeured vehicle services worldwide. The growth of the travel industry, coupled with the company's outstanding reputation for superior service, should enable Carey International to sustain its record of double-digit earnings growth. Chartwell is very enthusiastic about this opportunity."

ABOUT CHARTWELL INVESTMENTS II

Chartwell is a New York City based private equity firm which invests in growth financings and management buyouts of leading middle market companies. Chartwell recently completed the

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$200 million acquisition of Playcore, Inc., a major playground equipment and backyard products company, as well as the $340 million recapitalization of Bell Sports Corp., the foremost company in bicycle helmets and accessories.

ABOUT FORD MOTOR COMPANY

Ford Motor Company is a Delaware corporation that designs and manufactures cars and trucks and sells them throughout the world.

ABOUT CAREY INTERNATIONAL, INC.

Carey International is the world's largest chauffeured vehicle services company. The company provides chauffeured sedan, limousine, van and minibus service through a worldwide network of owned and operated companies, licensees and affiliates serving 480 cities in 75 countries.

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